RMS

18000885

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67693 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.
(No. and Street)

Riverdale, (City) GA (State) 30296-2610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Kolber 678-595-9746
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100, Atlanta, GA 30339
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
FEB 23 2018
RECEIVED

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

## OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest Securities, Inc., as of Dec. 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

QUINTIN NEELY NOTARY PUBLIC MY COMMISSION EXPIRES OCTOBER 26, 2019 FULTON COUNTY GEORGIA

Signature

Pres./CEO/Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intellivest Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

### Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 15, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDTION**
**As of December 31, 2017**

ASSETS

| | |
|---|---|
| Cash | $339,163 |
| Accounts receivable | 201,671 |
| CRD Account | 636 |
| **TOTAL ASSETS** | $541,470 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| Accrued income taxes | $ 9,839 | |
| Commissions payable | 171,421 | |
| TOTAL LIABILITIES | | 181,260 |
| STOCKHOLDER'S EQUITY | | |
| Common stock ($1 par, 200 shares Authorized, 100 shares issued and Outstanding) | | 100 |
| Paid-in capital | | 32,200 |
| Retained earnings | | 327,910 |
| TOTAL STOCKHOLDER'S EQUITY | | 360,210 |
| TOTAL LIABILITIES & STOCKHOLDER'S EQUITY | | $541,470 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---|
| **REVENUES** | | |
| Fees from Consulting & Seminars | $ 563,856 | |
| Success Fees | 1,192,497 | 1,756,353 |
| **TOTAL REVENUES** | | 1,756,353 |
| **EXPENSES** | | |
| Compensation and Benefits | | 1,684,932 |
| Professional fees | | 7,700 |
| Other Expenses | | 14,902 |
| **TOTAL EXPENSES** | | 1,707,534 |
| **NET INCOME FROM OPERATIONS BEFORE TAXES** | | $48,819 |
| Income Taxes | | 9,839 |
| **NET INCOME** | | $38,980 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2017**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITES: | |
| Net income | $ 38,980 |
| Adjustments to reconcile net income to net cash Provided by operations: | |
| Increase in accounts receivable | (201,671) |
| Increase in accounts payable and accrued liabilities | 177,790 |
| Decrease in CRD account | 385 |
| Net cash provided by operating activities | 15,484 |
| NET INCREASE IN CASH | 15,484 |
| CASH BALANCE: | |
| Beginning of period | $323,679 |
| End of period | $339,163 |
| SUPPLEMENTAL CASH FLOW INFORMATION | |
| Taxes paid | 3,598 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2017**

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| Balance, December 31, 2016 | $100 | $32,200 | $288,930 | $321,230 |
| Net income | | | 38,980 | 38,980 |
| Balance, December 31, 2017 | $100 | $32,200 | $327,910 | $360,210 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2017**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

Intellivest Securities, Inc. (the "Company") was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Riverdale, Georgia, and its customers are located throughout the United States. The Company's primary sources of revenue are consulting and event planning fees.

The Company does not maintain customer accounts.

### Accounting Policies and Use of Estimates

The Company maintains its accounting records on the accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New accounting Pronouncements: In May 2014, The Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

### Concentration of Credit Risk arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at a high credit quality financial institution and at times may exceed federal insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

**Revenue Recognition**

Fees are recognized in accordance with terms agreed upon with each client and are generally based on: (1) consulting fees; (2) fees to present at an event organized by the Company; or (3) success fees based on capital received by a client as a result of meeting an investor at an event organized by the Company or as a result of an introduction by the Company. Revenue is recognized when earned, which generally occurs when a client receives funding.

**Fair Value of Financial Instruments**

The Company's financial instruments, including cash and accrued expenses are carried at cost which approximates their fair value because of the short term nature of these assets and liabilities.

## NOTE B - RELATED PARTY TRANSACTIONS

Compensation and Benefits includes fees paid to a law firm which is solely owned by the Company's sole stockholder for legal services provided during the year. During the year ended December 31, 2017, legal fees, included in compensation and benefits, totaled $229,000. There were no outstanding fees at December 31, 2017.

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder for office space pursuant to rules and regulations of the Financial Regulatory Association (FINRA). There were no payments made under this agreement during the year ended December 31, 2017 as the value of the office premises and administration services provided were considered de minimis.

## NOTE C - NET CAPITAL REQUIEMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Securities Exchange Act Rule 15c3-1 which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital was $329,324, which was $317,240 in excess of its required net capital of $12,084. The net capital ratio was 0.55 to 1 at December 31, 2017.

## NOTE D - INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes consists of the following components:

| | 2017 |
|---|---|
| Current | $9,839 |
| Deferred | - |
| Total Provision for Income Taxes | $9,839 |

There were no deferred tax assets or liabilities at December 31, 2017.

**NOTE E - COMMITMENTS**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress nor any commitments or contingencies at December 31, 2017.

**NOTE F - SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the date the financial statements were available to be issued.

**NOTE G - CONCENTRATION OF CREDIT RISK**

Two customers accounted for 54% of total revenue for the year ended December 31, 2017.

**INTELLIVEST SECURITIES, INC.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017**

NET CAPITAL:

| | |
|---|---|
| Total stockholder's equity | $360,210 |
| Less non-allowable assets: | |
| Accounts receivable, net | 30,250 |
| CRD Account | 636 |
| Net capital before haircuts | 329,324 |
| Less haircuts | - |
| Net Capital | 329,324 |
| Minimum Net Capital | 12,084 |
| Excess Net Capital | 317,240 |
| Aggregate indebtedness | 181,260 |
| Ratio of aggregate indebtedness to net capital | 0.55 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF AMENDED FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Part IIA of the Amended Form X-17a-5 and net capital as reported above.

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2017

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

## SCHEDULE III
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2017

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Intellivest Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intellivest Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Intellivest Securities, Inc. stated that Intellivest Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intellivest Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intellivest Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 15, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

**Broker-Dealer Annual Exemption Report**

Intellivest Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. Section 40.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1)(4).

Throughout the fiscal year ended December 31, 2017, the Company claimed exemption from 17 C.F.R., Section 240.15c3-3(k)(2)(i).

The Company met the identified exemption provision throughout the year ended December 31, 2017, without exception.

Signature:

Daniel H. Kolber
President and CEO, Intellivest Securities, Inc.
February 10, 2018